Room 4561

      November 28, 2005

Gary M. Kapral
Chief Financial Officer
Microfield Group, Inc.
1631 NW Thurman St., Suite 200
Portland, Oregon  97209


	Re:	Microfield Group, Inc.
   Form 10-KSB for the Fiscal Year Ended
   January 1, 2005
		Filed May 20, 2005

Dear Mr. Kapral:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.


							Sincerely,



							Kathleen Collins
							Accounting Branch Chief